Freshfields US LLP Silicon Valley 855 Main Street Suite 300 Redwood City, CA 94063 T +1 650 618 9250 www.freshfields.com

January 7, 2025

VIA EDGAR

Re:	Zuora, Inc.

Form 10-K for the fiscal year ended January 31, 2024

File No. 001-38451

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brittany Ebbertt

Kathleen Collins

Ladies and Gentlemen:

On behalf of our client, Zuora, Inc. (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s above-referenced Form 10-K (the “10-K”) contained in the Staff’s letter dated December 23, 2024 (the “Comment Letter”). For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to the comment.

Form 10-K for the year ended January 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Free Cash Flow, page 58

1. We note your adjustments for shareholder litigation (shareholder matters) and acquisition-related costs appear to represent charges or liabilities that required, or will require, cash settlement. Please tell us how you considered Item 10(e)(ii)(A) of Regulation S-K which prohibits the exclusion of cash settled items from a non-GAAP liquidity measure or revise to remove these adjustments.

Response: The Company respectfully acknowledges the Staff’s comment. In accordance with the Staff’s comment, in any future filings to which Item 10(e)(ii)(A) of Regulation S-K applies, the Company will exclude adjustments for charges or liabilities that required, or will require, cash settlement.

Securities and Exchange Commission

January 7, 2025

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If you have any questions or comments with respect to this matter, please contact the undersigned at (650) 618-9243 or at the address given in the letterhead above.

Very truly yours,

/s/ Sarah K. Solum
Sarah K. Solum

Enclosures

cc:  Andrew M. Cohen

Todd McElhatton

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